UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

SENESCO TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

817208507
(CUSIP Number)

Steven D. Rubin 4400 Biscayne Boulevard Miami, Florida 33137 (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2014
(Date of Event which Requires Filing of this Statement)

_______________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817208507	13D	Page 2 of 6 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Phillip Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	X
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	citizenship or place of organization
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
2,108,775(1)(2)
9	sole dispositive power
0
10	shared dispositive power
2,108,775(1)(2)
11	aggregate amount beneficially owned by each reporting person
2,108,775(1)(2)
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	X

13	percent of class represented by amount in row (11)
14.7%(3)
14	type of reporting person*
IN

1.	Includes 1,563,170 shares of Common Stock (as defined below), warrants to purchase 333,333 shares of Common Stock with an exercise price of $3 per share and an expiration date of December 16, 2014 (the “Series A Warrants”), warrants to purchase 211,626 shares of Common Stock with an exercise price of $3 per share and an expiration date of December 16, 2014 (the “Series FA Warrants”), warrants to purchase 646 shares of Common Stock with an exercise price of $2 per share and an expiration date of September 30, 2016 (the “Series FD Warrants”) held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. In addition Frost Gamma Investments Trust holds additional warrants to purchase 578,717 shares of Common Stock subject to the blocker provisions discussed below, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. The terms of these additional warrants include a blocker provision under which the Filing Persons (as defined below) can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Persons are only disclosing beneficial ownership of shares of Common Stock, Series A Warrants, Series FA Warrants and Series FD Warrants held by the Filing Person.

2.	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

3.	If not for the Blocker, the Filing Persons would own in excess of 14.7% of the outstanding shares of Common Stock, based upon approximately 13,811,361 shares of Common Stock outstanding as of May 16, 2014.

CUSIP No. 817208507		13D	Page 3 of 6 Pages
1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Frost Gamma Investments Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X
(b)

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		citizenship or place of organization
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
2,108,775(1)
	9	sole dispositive power
0
	10	shared dispositive power
2,108,775(1)
11		aggregate amount beneficially owned by each reporting person
2,108,775(1)
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)*

13		percent of class represented by amount in row (11)
14.7%(2)
14		type of reporting person*
OO

1.	Includes 1,563,170 shares of Common Stock (as defined below), warrants to purchase 333,333 shares of Common Stock with an exercise price of $3 per share and an expiration date of December 16, 2014 (the “Series A Warrants”), warrants to purchase 211,626 shares of Common Stock with an exercise price of $3 per share and an expiration date of December 16, 2014 (the “Series FA Warrants”), warrants to purchase 646 shares of Common Stock with an exercise price of $2 per share and an expiration date of September 30, 2016 (the “Series FD Warrants”) held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. In addition Frost Gamma Investments Trust holds additional warrants to purchase 578,717 shares of Common Stock subject to the blocker provisions discussed below, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. The terms of these additional warrants include a blocker provision under which the Filing Persons (as defined below) can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Persons are only disclosing beneficial ownership of shares of Common Stock, Series A Warrants, Series FA Warrants and Series FD Warrants held by the Filing Person.

2.	If not for the Blocker, the Filing Persons would own in excess of 14.7% of the outstanding shares of Common Stock, based upon approximately 13,811,361 shares of Common Stock outstanding as of May 16, 2014.

Item 1, Security and Issuer

This Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 13D, filed May 29, 2014 (the “Original Schedule 13D”), by Phillip Frost, M. D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Trust”) together the Filing Persons relating to the Common Stock, par value $0.01 per share, of Senesco Technologies, Inc., a Delaware corporation (the “Issuer”). The Filing Persons are filing this amendment to the Schedule 13D solely to update the disclosures set forth therein to include the warrant amendments discussed in Item 3 below, update the Filing Persons’ beneficial ownership disclosures in Item 5 below and to file an additional exhibit under Item 7 below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

June 2014 Warrant Amendment

On June 13, 2014, the Issuer and the requisite number of holders of six-month Series A warrants with an exercise price of $3.00 per share issued by the Company in December 2013 (the “Series A Warrants”) and one-month Series FA warrants with an exercise price of $3.00 per share issued by the Company in May 2014 (the “Series FA Warrants” and, together with the Series A Warrants, the “Warrants”) agreed to amend the Warrants pursuant to a Series A Warrant Amendment Agreement (the “Series A Warrant Amendment Agreement”) and a Series FA Warrant Amendment Agreement (the “Series FA Warrant Amendment Agreement” and, together with the Series A Warrant Amendment Agreement, the “Warrant Amendment Agreements”). Pursuant to the terms of the Warrant Amendment Agreements, the Warrants were amended to, among other things, extend the exercise period to December 16, 2014, remove the cashless exercise provision previously included in the Warrants and provide that the blocker provision should not apply to a holder that is already a Section 16 reporting person at the time of this amendment.

As a result of the Warrant Amendment Agreements, the Series A Warrants and Series FA Warrants held by the Filing Persons are no longer subject to beneficial ownership limitations and therefore the Series A Warrants and Series FA Warrants held by the Filing Persons are considered to be beneficially owned by the Filing Persons.

The Series A Warrant Amendment Agreement and the Series FA Warrant Amendment Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Series A Warrant Amendment Agreement and the Series FA Warrant Amendment Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the exhibits.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The Trust is the beneficial owner of 2,108,775 shares of the Issuer’s Common Stock, representing 14.7% of the Issuer’s shares of Common Stock outstanding (based upon 13,811,361 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on May 9, 2014 and as supplemented in the Issuer’s Form 8-K filed on May 19, 2014). Such 2,108,775 shares of Common Stock include: (i) 1,563,170 shares of Common Stock and (ii) warrants to purchase 545,605 shares of Common Stock that are exercisable within 60 days of the date of this filing. By virtue of Dr. Frost’s status as trustee of the Trust, he may be deemed the beneficial owner of the shares of Issuer’s securities held by the Trust.

(b)	The Filing Persons share voting and dispositive power over the 2,108,775 shares of the Issuer’s Common Stock held by the Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(c)	During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)	To the best knowledge of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Item 7 is amended to add the following:

Exhibit No.	Description of Document

Exhibit 7	Form of Series A Warrant Amendment Agreement. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on June 16, 2014).
Exhibit 8	Form of Series FA Warrant Amendment Agreement. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. current report on Form 8-K filed on June 16, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Phillip Frost, M.D.
Dated: June 20, 2014	Phillip Frost, M.D.

Dated: June 20, 2014	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

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